Exhibit 97.1
MAGNOLIA OIL & GAS CORPORATION
CLAWBACK POLICY
1.PURPOSE
Magnolia Oil & Gas Corporation, a Delaware corporation (the “Company”), believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Company’s Board of Directors (the “Board”) has therefore adopted this Clawback Policy (this “Policy”), which is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules promulgated thereunder by the Securities and Exchange Commission (“SEC”), and the listing standards of the New York Stock Exchange (“NYSE”) (collectively, the “Clawback Rules”).
2.ADMINISTRATION
This Policy shall be administered by the Compensation Committee of the Board (the “Compensation Committee”). Any determinations made by the Compensation Committee shall be final and binding on all affected individuals.
3.COVERED EXECUTIVES
This Policy applies to the Company’s current and former Executive Officers and such other senior executives or employees who may from time to time be deemed subject to this Policy by the Compensation Committee (collectively, the “Covered Executives”). This Policy shall be binding on and enforceable against all Covered Executives. An “Executive Officer” for purposes of this Policy means each individual who is or was designated as an “officer” of the Company for purposes of Section 16 of the Exchange Act.
4.REQUIRED RECOUPMENT
In the event that the Company is required to prepare an Accounting Restatement, the Compensation Committee will reasonably promptly require recoupment, in accordance with Section 5 of this Policy, of any Overpayment Received by any Covered Executive (a) on or after October 2, 2023, (b) after beginning service as a Covered Executive, (c) who served as a Covered Executive at any time during the performance period for the applicable Incentive-Based Compensation, and (d) during the three (3) completed fiscal years immediately preceding the Accounting Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine (9) months within or immediately following those three (3) completed fiscal years, in any case, whether or not such Covered Executive is serving at the time such Overpayment is required to be repaid to the Company.
For purposes of this Policy, the following capitalized terms have the meanings given below:
“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) to correct errors that are not material to previously issued financial statements but would result in a material misstatement if the error correction was recognized in the current period or the errors were left uncorrected in the current report.
“Accounting Restatement Date” means the date on which the Company is required to prepare an Accounting Restatement, which is the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes or reasonably should have concluded that the Company’s previously issued financial statements contain a material error; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
“Financial Reporting Measure” means: (i) any measure that is determined and presented in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from such measure, or (ii) stock price and total shareholder return. Financial Reporting Measures include, but are not limited to: revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization (EBITDA); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such Financial Reporting Measures relative to a peer group, where the Company’s Financial Reporting Measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.
“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, including, but not limited to: (i) non-equity incentive plan awards that are earned solely or in part by satisfying a Financial Reporting Measure performance goal; (ii) bonuses paid from a bonus pool, where the size of the pool is determined solely or in part by satisfying a Financial Reporting Measure performance goal; (iii) other cash awards based on satisfaction of a Financial Reporting Measure performance goal; (iv) restricted stock, restricted stock units, stock options, stock appreciation rights, and performance share units that are granted or vest solely or in part based on satisfaction of a Financial Reporting Measure performance goal; and (v) proceeds from the sale of shares acquired through an incentive plan that were granted or vested solely or in part based on satisfaction of a Financial Reporting Measure performance goal. Compensation that would not be considered Incentive-Based Compensation includes, but is not limited to: (i) salaries; (ii) bonuses paid solely based on satisfaction of subjective standards, such as demonstrating leadership, and/or completion of a specified employment period; (iii) non-equity incentive plan awards earned solely based on satisfaction of strategic or operational measures; (iv) wholly time-based equity awards; and (v) discretionary bonuses or other compensation that is not paid from a bonus pool that is determined by satisfying a Financial Reporting Measure performance goal.
“Overpayment” means the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts. The amount of any Overpayment must be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the Overpayment amount must be determined based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.
“Received” means, with respect to any Incentive-Based Compensation, actual or deemed receipt, and Incentive-Based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the vesting, payment or grant of the Incentive-Based Compensation occurs after the end of that period.
5.METHOD OF RECOUPMENT
The Compensation Committee shall provide each Covered Executive with a written notice containing the amount of any Overpayment and a demand for recoupment. The Compensation

Committee will determine, in its sole discretion, the method or methods for recouping any Overpayment hereunder, which may include, without limitation:
•requiring reimbursement of cash Incentive-Based Compensation previously paid;
•seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards granted as Incentive-Based Compensation;
•offsetting any or all of the Overpayment from any compensation otherwise owed by the Company to the Covered Executive;
•cancelling outstanding vested or unvested equity awards; and/or
•taking any other remedial or recovery action permitted by law, as determined by the Compensation Committee.
6.LIMITATION ON RECOVERY; NO ADDITIONAL PAYMENTS
    The right to recovery will be limited to Overpayments Received during the three (3) completed fiscal years prior to the Accounting Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine (9) months within or immediately following those three (3) completed fiscal years. In no event shall the Company be required to award Covered Executives an additional payment if the restated or accurate financial results would have resulted in a higher Incentive-Based Compensation payment.
7.NO INDEMNIFICATION
The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive-Based Compensation.
8.INTERPRETATION
The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of the Clawback Rules.
9.EFFECTIVE DATE
This Policy shall be effective as of October 30, 2023, the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive-Based Compensation (including Incentive-Based Compensation granted pursuant to arrangements existing prior to the Effective Date). Notwithstanding the foregoing, this Policy shall only apply to Incentive-Based Compensation Received on or after October 2, 2023, which is the effective date of Section 303A.14 of the NYSE Listed Company Manual. The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the Clawback Rules.
10.AMENDMENT; TERMINATION
The Board may amend this Policy from time to time in its discretion. The Board may terminate this Policy at any time.
11.OTHER RECOUPMENT RIGHTS
    The Board intends that this Policy will be applied to the fullest extent of the law. The Compensation Committee may require that any employment or service agreement, cash-based bonus plan or program, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, cash-based bonus plan or program, or similar agreement and any other legal remedies available to the Company.
12.IMPRACTICABILITY
The Compensation Committee shall recover any Overpayment in accordance with this Policy except to the extent that the Compensation Committee determines such recovery would be impracticable because:
•The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered (provided the Company has made a reasonable attempt to recover such Overpayment, has documented such reasonable attempt(s) to recover, and has provided that documentation to the NYSE); or
•Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
13.SUCCESSORS
This Policy will be binding upon and inure to the benefit of the successors and assigns of the Company. This Policy will be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
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